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   THE ANALYST CONFERENCE WILL BE BROADCAST LIVE AT 3:00 PM (PARIS TIME) AT :
                       HTTP://FINANCE.VIVENDIUNIVERSAL.COM
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                                                                   MARCH 9, 2001
                         VIVENDI UNIVERSAL 2000 RESULTS


                    -   VIVENDI UNIVERSAL EXCEEDED IN 2000 ITS
                        EARNINGS TARGETS AND EXPERIENCED IMPRESSIVE
                        REVENUE AND EBITDA GROWTHS

OUTSTANDING PRO FORMA REVENUES GROWTH

        -     Net Revenues Up 19 Percent to 52.5 Billion Euros
        -     Media and Communications Revenues Up 20 Percent to
              24.3 Billion Euros

PRO FORMA RESULTS BETTER THAN EXPECTED; OUTPERFORMING 2000 AMBITIONS SET BY COMPANY

        -     EBITDA Up 48 Percent to 7.2 Billion Euros
        -     Media and Communications  EBITDA Increases 76 Percent to
              3.3 Billion Euros
        -     Operating Income Up 68 Percent to 3.1 Billion Euros

GROWTH OF EBITDA AND EBITDA MARGINS; STRONG IMPROVEMENT, PARTICULARLY IN MUSIC, TELECOMS AND PUBLISHING, ATTRIBUTED TO OPERATIONAL FOCUS OF MANAGEMENT ON DAY-TO-DAY OPERATIONS AND PRODUCTIVITY IMPROVEMENTS

        -     Music PRO FORMA EBITDA Up 38 Percent to Record 1.2 Billion Euros
        -     PRO FORMA Publishing EBITDA Up 20 Percent, Reaching
              0.5 Billion Euros
        -     TV and Film PRO FORMA EBITDA More Than Doubles to
              0.8 Billion Euros
        -     Telecoms EBITDA More Than Doubles, Reaching 1.3 Billion Euros
        -     Environmental Services EBITDA Up 30 Percent to 3.5 Billion Euros

ACTUAL NET INCOME REACHES 2.8 BILLION EUROS BEFORE GOODWILL UP 44% AND 2.3 BILLION EUROS AFTER GOODWILL UP 60%. THE NET INCOME PER SHARE (EPS) REACHES 4.4 EUROS PER SHARE BEFORE GOODWILL UP 19%.

DIVIDEND: 1 EURO STABLE DESPITE STRONG INCREASE IN NUMBER OF SHARES

PARIS, MARCH 9, 2001 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] announced today that on a PRO FORMA basis for calendar 2000, the Company reported 7.2 billion euros in EBITDA (earnings before interest, taxes, depreciation and amortization) for the period ending December 31, 2000, up 48 percent from 1999. Results reflect strong performance across the Company's business units - Media and Communications and Environmental Services. Actual EBITDA for the 12 months ended December 31, 2000, was 6 billion euros versus 4.3 billion euros in 1999.

The PRO FORMA results were driven by growth in all business segments with the exception of Internet, in which development costs related to business expansion continued to have a negative impact on earnings.


                                VIVENDI UNIVERSAL
                                -----------------

-------------------------------------------------------------------------------
                                        % VS
                                         1999        2000 PRO     % VS 1999
EUROS IN BILLIONS      2000 ACTUAL      ACTUAL        FORMA       PRO FORMA
-------------------------------------------------------------------------------
Revenues                  41.8          +37%(1)        52.5         +19%
-------------------------------------------------------------------------------
EBITDA                     6.0          +39%            7.2         +48%
-------------------------------------------------------------------------------
Operating income           2.6          +40%            3.1         +68%
-------------------------------------------------------------------------------
(1) excluding non-core businesses

                   VIVENDI UNIVERSAL MEDIA AND COMMUNICATIONS
                   ------------------------------------------



-------------------------------------------------------------------------------
                                        % VS
                                         1999        2000 PRO     % VS 1999
EUROS IN BILLIONS      2000 ACTUAL      ACTUAL        FORMA       PRO FORMA
-------------------------------------------------------------------------------
Revenues                  13.6           +63%         24.3         +20%
-------------------------------------------------------------------------------
EBITDA                     2.2(1)       +134%          3.3(2)      +76%
-------------------------------------------------------------------------------
Operating income           0.6(1)       +299%          1.0(2)      +321%
-------------------------------------------------------------------------------
(1) before holding costs
(2) after holding costs


Net income climbed 44 percent, before goodwill, to 2.8 billion euros or 4.4 percent basic shares up 19% and 60 percent, after goodwill, to 2.3 billion euros, from 1.4 billion euros. The Board of Directors of Vivendi Universal has recommended to the shareholders to approve an annual dividend of one euro per share, which will represent a high 47 percent pay-out ratio.

Actual 2000 operating income of 2.6 billion euros, a 40 percent increase over 1999, benefited from strong performance in all business units. Net financial expense increased to 633 million euros, primarily due to increased financing costs associated with the Company's acquisitions, offset by the sale of portfolio investments. The Company recorded exceptional income, net of taxes and minority interests, close to 2 billion euros, compared to 0.8 billion euros of exceptional expense in 1999, due to capital gains on dilution of our interest in other companies, including the IPO of Vivendi Environnement, Dalkia, Vinci and BSkyB, among others, offset by 271 million euros of restructuring costs in the Company's Publishing and Environment Services businesses. Goodwill expense increased slightly to 634 million euros in 2000 due to the inclusion of twenty-three days of goodwill amortization associated with the Seagram and Canal+ merger. The Company's tax provision was 1 billion euros in 2000, representing an effective rate of 33.7 percent.

COMPANY COMMENTS: VERY STRONG 2000 RESULTS WITH OUTSTANDING GROWTH ARE PAVING THE WAY FOR AN EXCELLENT 2001 OUTLOOK.

Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal, stated: "The strong results that Vivendi Universal has generated for calendar 2000 provide a very solid foundation for the Company's growth prospects in 2001. The robust performance of Vivendi Universal's business segments clearly reflects the fast pace and clear momentum that we have established as Vivendi Universal enters 2001. The Company's unique combination of content and distribution assets paves the way for enormous growth opportunities. We have our management teams and plans in place as we moves to execute the growth strategies. The management team, in particular, has been focused on the day-to-day operational performance and increased productivity of each of the Company's business units. I am very confident that, for Media and Communications, we will reach our revenue growth target of 10 percent and our aggressive EBITDA growth target of 35 percent for the period 2000-2002 and achieve superior returns for Vivendi Universal shareholders".

Jean-Marie Messier continues: "We are ideally positioned to provide the global consumer with seamless connectivity and competitively superior content and services - anywhere, any time and over any device or platform. Our businesses are strong, our management is focused and growth prospects are real and immediate".


UPDATE ON INTEGRATION AND SYNERGIES
Integration and cost-savings initiatives, along with the identification of revenue- and EBIDTA-generating opportunities, are proceeding well:

        - Cost-saving initiatives are well under way across all businesses. Major progress has been made in the first three months since the creation of Vivendi Universal toward achieving the Company's 2002 target of 420 million euros. Cost-savings have resulted from consolidations in headquarters operations, real estate, logistics, IT (Information Technology) and procurement. Additional cost savings are expected in all these areas.

        - Identification of revenue synergies are well advanced and poised for delivery in 2002. Those synergies are projected to contribute 1 billion euros at the revenue line, resulting in an annual EBIDTA contribution of 220 million euros. Synergies identified cut across the Company's content and access business units - including those identified in TV and Film, Publishing and Telecoms.

STRATEGIES GOING FORWARD
As a major global player in media and communications, Vivendi Universal's vision is to be the world's preferred creator and provider of personalized information, entertainment and services to consumers anywhere, at any time and across all distribution platforms and devices. With a plethora of rich and varied content through its Music, Publishing and TV and Film business units, coupled with its access and distribution units in Telecoms and Internet, the Company is poised to make consumers the winners in this age of digital communications.

REVENUE HIGHLIGHTS
As required by French law, on February 14, 2000, Vivendi Universal reported 2000 PRELIMINARY actual revenues of 41.7 billion euros, 40 billion euros of which were generated by the Media and Communications and Environmental business unit segments. That report included 23 days of revenues from Universal Studios and Universal Music Group.

The Company's actual consolidated revenues totaled 41.8 billion euros in 2000, with Media and Communications accounting for 13.6 billion euros, a global increase of 63 percent over 1999. Forty-three percent of the Media and Communications revenue growth resulted from acquisitions and the impact of consolidating the results of Canal+ for the full 12-month period in 2000, compared to three months in 1999. One percent resulted from favorable currency exchange rates and 19 percent was due to internal growth.


2000 FINANCIAL HIGHLIGHTS

REVENUES - EUROS IN MILLIONS
--------------------------------------------------------------------------------------------------------------
VIVENDI UNIVERSAL                 ACTUAL                                  PRO FORMA
CORE BUSINESS SEGMENTS            12 MONTHS ENDED DECEMBER 31             12 MONTHS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------
                                  2000                1999                2000                1999
--------------------------------------------------------------------------------------------------------------
Media and Communications              13,600.6             8,343.6            24,324.2            20,317.2
--------------------------------------------------------------------------------------------------------------
      Music                              494.6                   -             6,611.0             5,705.0
--------------------------------------------------------------------------------------------------------------
      Publishing                       3,539.8             3,278.4             3,599.8             3,352.4
--------------------------------------------------------------------------------------------------------------
      TV and Film                      4,248.3             1,150.6             8,795.5             7,345.2
--------------------------------------------------------------------------------------------------------------
      Telecoms                         5,270.1             3,912.5             5,270.1             3,912.5
--------------------------------------------------------------------------------------------------------------
      Internet                            47.8                 2.1                47.8                 2.1
--------------------------------------------------------------------------------------------------------------
Environmental Services                26,512.0            20,959.4            26,512.0            20,959.4
--------------------------------------------------------------------------------------------------------------
TOTAL CORE
REVENUES                              40,112.6            29,303.0            50,836.2            41,276.6
--------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                        41,797.6            40,854.5            52,521.2            44,000.5
--------------------------------------------------------------------------------------------------------------



        - Despite difficult markets and weak economies, Vivendi Universal has outperformed its Media and Communications EBITDA targets (before Internet) by 162 million euros. Music, Publishing, TV & Film exceeded their ambitious 2000 EBITDA target and Telecom reached its own target thanks to a good 2H 00


EBITDA - EUROS IN MILLIONS

REVENUES - EUROS IN MILLIONS
--------------------------------------------------------------------------------------------------------------
VIVENDI UNIVERSAL                 ACTUAL                                  PRO FORMA
CORE BUSINESS SEGMENTS            12 MONTHS ENDED DECEMBER 31             12 MONTHS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------
                                  2000                1999                2000                1999
--------------------------------------------------------------------------------------------------------------
Media and Communications               2,096.2               879.0             3,328.5             1,893.4
--------------------------------------------------------------------------------------------------------------
      Music                               94.2                   -             1,157.0               840.0
--------------------------------------------------------------------------------------------------------------
      Publishing                         493.4               410.7               531.0               442.7
--------------------------------------------------------------------------------------------------------------
      TV and Film                        526.0                84.8               770.9               325.7
--------------------------------------------------------------------------------------------------------------
      Telecoms                         1,303.3               493.7             1,303.3               493.7
--------------------------------------------------------------------------------------------------------------
      Internet                         (183.7)              (34.3)             (183.7)              (34.3)
--------------------------------------------------------------------------------------------------------------
      Holding                          (137.0)              (75.9)             (250.0)             (174.4)
--------------------------------------------------------------------------------------------------------------
Environmental Services                 3,544.3             2,723.6             3,544.3             2,723.6
--------------------------------------------------------------------------------------------------------------
TOTAL CORE EBITDA                      5,640.5             3,602.6             6,872.8             4,617.0
--------------------------------------------------------------------------------------------------------------
TOTAL EBITDA                           5,980.9             4,300.6             7,213.2             4,862.5
--------------------------------------------------------------------------------------------------------------




Several businesses are classified as non-core, primarily in the real estate and construction industries. Revenues and EBITDA from non-core businesses declined in 2000 as a result of the disposition of several businesses during the year. Revenues from non-core businesses were 1.7 billion euros in 2000 compared to
11.6 billion euros in 1999. EBITDA from non-core businesses was 340 million euros in 2000 compared to 698 million euros in 1999.

Vivendi Universal's revenues from core and non-core businesses were 41.8 and
40.9 billion euros in 2000 and 1999, respectively. On a PRO FORMA basis, revenues increased to 52.5 billion euros in 2000 from 44.0 billion euros in 1999. Vivendi Universal's EBITDA from core and non-core businesses was 6.0 and
4.3 billion euros in 2000 and 1999, respectively. On a pro forma basis, EBITDA increased to 7.2 billion euros in 2000 from 4.9 billion euros in 1999.

The results of Vivendi Universal are presented on a French GAAP basis. U.S. GAAP impact on Vivendi Universal EBITDA is expected to be neutral in 2001. Recurring U.S. GAAP impacts, before goodwill, would have reduced Vivendi Universal 2000 French GAAP net income by approximately 85 million euros. Recurring U.S. GAAP impacts on goodwill would have further reduced French GAAP net income by 260 million euros in 2000. Other impacts of a non-recurring, or periodic, nature would have reduced Vivendi Universal 2000 net income by 46 million euros.


BUSINESS UNIT HIGHLIGHTS

MUSIC
-----

For the calendar year, Universal Music Group (UMG) delivered 1.2 billion euros in EBITDA. On a constant exchange rate basis, EBITDA rose 24 percent. Revenues increased 16 percent to 6.6 billion euros. Excluding the impact of foreign exchange, revenues would have increased 5 percent.

Improved results reflect strong performance in North America and Europe and worldwide costs savings achieved from the integration of PolyGram, partially offset by investments in the company's electronic business initiatives.

        - The world's No. 1 and No. 2 music companies, UMG and Sony Music Entertainment, entered into a joint venture (Duet) to create a subscription-based music service, which will include various music and video offerings for the Internet. Both companies have provided content to the joint venture. The service is planned to launch in the Summer of 2001.

        - In calendar year 2000, Universal Music Group retained its global leadership with worldwide market share increasing to approximately
              22.5 percent. UMG continued to hold the No. 1 market position in North America, Europe, and Latin America with a close second in Asia. UMG had 67 albums that reached worldwide sales in excess of one million units and five albums that sold over five million units. Major album sales included those by Eminem, Limp Bizkit, U2, Bon Jovi, Nelly, Dr. Dre, 3 Doors Down, Sisqo, Sting, Texas, Ronan Keating and Aqua.

        - UMG held strong chart positions in all music genres and major markets, including the U.S., U.K., France, Germany and Brazil. UMG also increased its market share in major markets, including the U.S., U.K., France, Germany and Japan. In calendar 2000, revenue generated in North America accounted for 44 percent of total revenues. The European market accounted for 39 percent, Asia Pacific contributed 13 percent, and Latin America accounted for the remaining four percent.

        - In the U.S., Universal artists topped every major chart in 2000, becoming the first company ever to achieve the No. 1 position in the top five market share categories of Current Albums, Overall Albums, Singles, R&B Albums and Country Albums, according to SoundScan as tracked by "Billboard." According to SoundScan, UMG was also No 1. in Alternative Rock, Hard Rock, Classics, Jazz, Rap, Soundtracks, Catalog and Deep Catalog. In current album market share, UMG achieved a market share that exceeded its closest competitor by 50 percent with UMG's year-end current album market share at 28.03 percent (up from 1999 at 26.85 percent), according to SoundScan.

        - UMG received more Grammy Awards than any other music major, including Record of the Year (U2's "Beautiful Day"), Song of the Year (U2's "Beautiful Day"), Best Rap Album (Eminem's "The Marshall Mathers LP"), Best New Artist (Shelby Lynne); Best Female Rock Vocal Performance (Sheryl Crow's "There Goes the Neighborhood"); Best Rock Performance by a Duo Or Group With Vocal (U2's "Beautiful Day");and Best Classical Album (Shostakovich: The String Quartets).

        - In Europe, UMG's 2000 album chart share increased from 23.3 percent to 26 percent, nine points ahead of its nearest competitor. In key markets such as the U.K., Germany and France, Universal Music remained the market leader and increased its market share. In France, Universal Music's market share reached historic heights for the month of December at 53 percent and nearly 35 percent for the year. Local bestsellers included soundtracks from the popular musicals "Romeo et Juliette" and "Les 10 Commandements" as well as albums from Florent Pagny and Johnny Hallyday.

        - Releases expected in 2001 include new albums from Bryan Adams, Aqua, Bee Gees, Mary J. Blige, Blink 182, Andrea Bocelli, The Cranberries, Sheryl Crow, Dr. Dre, Enrique Iglesias, Ronan Keating, Diana Krall, Lighthouse Family, Los Tucanes de Tijuana, Fukuyama Masaharu, Yamazaki Masayoshi, Brian McKnight, No Doubt, Rammstein, S Club 7, Sandy & Junior, Semisonic, Smashmouth, Tarkan, Texas, and Zucchero.


PUBLISHING
----------

Vivendi Universal Publishing (formerly Havas) focuses on worldwide multi-platform content (press, publishing, multimedia and trade fairs) in five divisions - Games, Education, Literature, Health and Information - with strong positions in each. Vivendi Universal Publishing is No.1 worldwide in online games, No. 2 worldwide in PC-based games, a world leader in health information, and the European leader in PC-based educational CD-ROMs.

For the year 2000, PRO FORMA revenues totaled 3.6 billion euros, while PRO FORMA EBITDA reached 531 million euros. Key business unit highlights include:


GAMES:
- FLIPSIDE.COM: Launched in the U.S. in September 2000, and in France, the U.K. and Germany a month later, Flipside.com gives players free access to more than 40 games covering the entire range of interactive online entertainment. It already has more than six million unique visitors per month. In February 2001, Flipside launched a cash tender offer to acquire UPROAR, INC., a leading U.S. interactive entertainment company. The transaction will give rise to the world leader in online games. Flipside.com is available in English, French and German.

- DIABLO II had the biggest launch ever for a PC software game, with a simultaneous release at year-end 2000 in eight languages (English, German, French, Spanish, Italian, Polish, Korean and Japanese). More than two million copies were available on the first day and over three million copies have since been sold around the world. Diablo II offers more than 80 hours of playing time.

- IN AUGUST 2000, Havas Interactive and Universal Interactive Studios signed a three-year agreement on the design and publication of an episode in the adventures of Spyro the Dragon, the popular video game hero.


EDUCATION:
- MULTIMEDIA ENCYCLOPEDIA: After its successful launch of the Kleio encyclopedia on CD-ROM and DVD-ROM, the Larousse publishing house launched Kleio online. The site at www.kleio.fr carries one of the largest volumes of reference content on the Internet.

- EDUCATION.COM: In February 2001, Vivendi Universal Publishing launched its online education service, Education.com. An Internet portal dedicated to teaching, Education.com features practical and pedagogical content for children, parents and teachers. Launched worldwide, Education.com has already debuted in France, Germany, the U.K. and the U.S. in local versions corresponding to the respective countries' school curricula. Education.com will launch in Spain and Brazil during 2001.

- AN ELECTRONIC SCHOOLBAG is now being tested at several secondary schools in France. With digital textbooks on a convenient device, students will access courses and exercises complete with text, images, sounds and videos by a simple click of a mouse.

HEALTH:
- MEDICAL INFORMATION: Vivendi Universal Publishing acquired two U.S. companies, STAYWELL and 3 V HEALTH. Now one of the world's leaders in health information, Vivendi Universal Health is also a U.S. market leader in information for patients.


INFORMATION:
With revenues totaling more than 1.2 billion euros, this division holds leading positions in information services:
- It illustrates the Company's multi-platform strategy with a range of products and services offered through press, publishing, trade fairs, CD-ROMs, WAP, PDA and Internet.
- It also illustrates the Company's capacity to generate organic growth with the launch of several portals and magazines such as Newbiz and the Nouvel Hebdo.


TV AND FILM
-----------

TV and Film results for Vivendi Universal were largely led by strong box office performance at Universal Pictures and a solid subscriber base in the pay-TV market. PRO FORMA EBITDA more than doubled to 770.9 million euros, on revenues of nearly 8.8 billion euros.

Vivendi Universal's TV and Film unit is comprised of TV (Canal+ and Universal Television & Networks Group); Film (Universal Pictures and STUDIOCANAL); and Universal Studios Recreation Group.

Vivendi Universal's TV and Film division owns the world's second-largest film and television library, totaling more than 9,000 feature films and more than 30,000 hours of TV programs. The feature films include such classics as JAWS, ET
- THE EXTRA-TERRESTRIAL, BACK TO THE FUTURE AND SCHINDLER'S LIST. The TV library includes such popular series as COLUMBO, MURDER, SHE WROTE, ALFRED HITCHCOCK PRESENTS, and some of the best action and suspense television programming in the industry.


TELEVISION:
The combination of Canal+'s and Universal's TV businesses includes the production, distribution, sales and marketing of movies and television programs. Vivendi Universal's TV and Film division is a key player in the production and distribution of premium and themed pay-TV channels and services, as well as being an international provider of digital TV technology.


CANAL+
Canal+ is Europe's leading pay TV company, with 15.3 million subscriptions and with premium and theme channels and digital TV platforms. Key business highlights for the year include:

- In April 2000, French digital and interactive TV platform CanalSatellite, which finished 2000 with 1.6 million subscribers, launched the world's first TV home-betting service for horse races. The service was very successful, with a total of FF 1 million in bets placed daily. In addition, 37,000 betting accounts were opened by the end of December 2000.

- In fall 2000, CanalSatellite launched the famous recipes, horoscopes and numerology pages published by Elle magazine; movie reviews from Premiere; and motor sports pages from Auto-Moto (the French equivalent of Car & Driver), as part of its choice of some 40 interactive TV and multimedia services.

- In November 2000, the Spanish digital and interactive TV platform Canal Satelite Digital, with over 1.1 million subscribers in January 2001, launched Canal Club, an electronic shopping mall offering 600 different products that can be ordered through the TV set.

- At the end of December 2000, CANAL+ recorded 5.3 million subscribers to its different digital platforms in Europe, an increase of 32 percent in one year, of which 44 percent was recorded outside of France.

- The French digital and interactive TV platform CanalSatellite offers a package of 200 channels and interactive TV services and reported a profit in 2000 for the first time, becoming the first digital platform to be profitable in Europe.

UNIVERSAL TELEVISION & NETWORKS GROUP
Universal Television & Networks Group is a global television sales, networks and production operation, with customers in over 180 countries.

- Universal Studios Networks' international branded channel initiative comprises the 13TH STREET: THE ACTION & SUSPENSE CHANNEL in France (13EME
       RUE), Germany and Spain (CALLE 13), as well as programming blocks in Latin America (CALLE 13) and Brazil (RUA 13). In April 2000, 13EME RUE was rated the No. 1 channel on the CanalSatellite platform for the second successive year. In addition, CALLE 13 in Spain has become the most popular basic themed entertainment channel on the Sogecable platform.

- Universal's movie-based branded channel, STUDIO UNIVERSAL has become the most watched channel on Italy's Stream platform. The channel is also available in Germany and Spain, and as a branded block in Latin America and Brazil. Most recently, Universal launched a new version of the brand, THE STUDIO, in the U.K. in partnership with NTL, the country's leading cable operator.

- Plans are in place to continue the growth of these brands in Canada and Japan in 2001.

- Universal's talk shows in Europe continue to hold leading positions in viewer ratings. These include: TRISHA (U.K.), CATHERINE (the Netherlands), and VERA AM MITTAG (Germany).


FILM:
Universal Pictures is a global powerhouse with a consistently strong market share around the world. Its films, which cross all genres and styles, provide the core content for building brand value across its other businesses.

- 2000 was the second consecutive record year for Universal Pictures at the box office. After surpassing its all-time domestic gross in 1999 (with more than $934.5 million and 13 percent of the year's domestic market, finishing third among the major studios), Universal Pictures exceeded that record in 2000. Domestic box office revenues surpassed $1 billion for the first time, and Universal achieved a year-end domestic market share of 14.7 percent, ranking a close second among the major studios.

- In 2000, Universal opened seven number-one films, more than any other studio. Following number one openings for ERIN BROCKOVICH and U-571, Universal became the first-ever studio in box office history to debut five consecutive films in first place at the box office: NUTTY PROFESSOR
       II: THE KLUMPS, BRING IT ON, THE WATCHER, MEET THE PARENTS and DR. SEUSS' HOW THE GRINCH STOLE CHRISTMAS, which became the highest grossing film in the U.S. for the year among all the studios. GLADIATOR, a co-production with DreamWorks, was an international hit, eventually grossing more than $448 million worldwide and earning two Golden Globe awards, for Best Dramatic Film and Best Score (Hans Zimmer and Lisa Gerrard). In addition, GLADIATOR has been nominated for 12 Academy Awards.

- Calendar year 2000 was the best year ever for Universal Studios Home Video (USHV), which distributes Universal's home video products - videocassettes and DVDs - in the U.S. For the first time in Universal's history, home video sales of USHV product alone surpassed one billion dollars in the U.S. Surpassing its previous 1999 market share benchmark by strong double digit growth, the combined impact of USHV and DreamWorks product sales was even more impressive.

- Internationally, Universal's videocassettes and DVDs are distributed by Universal Pictures International (UPI). In 2000, UPI ranked as the top video rental distributor in Spain, Benelux, Mexico, Australia and the UK, where at year-end it had 13 of the top 50 titles, the largest chart share of any distributor in the history of the UK's video industry. Among UPI's many international successes was the GLADIATOR video, which sold over four million units in the consumer market, and surpassed 25 million rental transactions, making it the top title in most international markets and one of the most successful video rental titles of all time.

- For the year 2000, STUDIOCANAL, Europe's largest producer of films and TV programs, continued to build its base through releases including BILLY ELLIOT, a Working Title film co-produced by Universal Pictures and STUDIOCANAL, which was released in October 2000. BILLY ELLIOT opened strongly in the U.S. on the heels of a highly successful debut in the U.K., and went on to win several international awards as well as three Academy Award nominations. To date, BILLY ELLIOT has grossed more than $81 million worldwide.

- BROTHERHOOD OF THE WOLF ("Le Pacte des Loups"), directed by Christophe Gans and produced by STUDIOCANAL's unit Eskwad, was released on January 31, 2001, and has grossed 24 million euros after only four weeks in French theaters.


RECREATION:
Universal has become a world leader in themed entertainment by building a strong global brand based on exceptional entertainment experiences. Its theme parks provide a fun, exciting "Universal Studios" experience through which consumers worldwide establish a personal relationship with the Universal Studios brand.

- CityWalk at Universal Studios Hollywood completed its expansion, doubling its size with over 30 new entertainment, dining and retail venues that include a 3-D Imax movie screen, a multi-media bowling alley and a NASCAR virtual racing experience.

- Universal Studios Florida debuted its "Men in Black - Alien Attack" attraction, the world's first life-size, ride-through, interactive video game ride, starring Will Smith and Rip Torn.

- Islands of Adventure at Universal Orlando launched its second full year of operation with two new family attractions -- "Storm Force Accelatron," in which young guests help X-Men super heroine Storm harness the power of weather to battle her archenemies; and "Flying Unicorn," a child-sized roller coaster that gently takes young riders through a mystical forest aboard a mythical unicorn.

- Universal Studios Port Aventura in Barcelona, Spain debuted a new state-of-the-art attraction, "Sea Odyssey." Part thrill-ride and part undersea exploratorium, this ride adventure combines computer graphic animation with cutting-edge attraction technologies in the most advanced underwater experience ever created. In addition, Port Aventura announced the start of construction of two new 500-room hotel properties.

- Scheduled to open in Osaka in March 2001, Universal Studios Japan will include the most popular attractions from both existing Universal Studios motion picture and television theme parks, as well as several new attractions unique to Japan.


USAI INVESTMENT:
---------------

Through Universal Studios, Vivendi Universal has an effective 43-percent equity interest in USA Networks, Inc. (NASDAQ: USAI), and ultimately a clear path to full control. USAi is focused on the new convergence of entertainment, information and direct selling. Formed in February 1998, the company is organized into three distinct but interrelated units: entertainment, electronic retailing and information and services. On a PRO FORMA comparative basis from its operating businesses, USAi recorded 25 percent higher EBITDA at $974 million in 2000 on 23 percent higher revenues at $4.5 billion.


TELECOMS
--------

Vivendi Universal provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission. Vivendi Universal, which holds a 44-percent interest in Cegetel, is the leading private operator in both fixed and mobile telecommunications in France through Cegetel and SFR. It also operates in Eastern Europe, the Middle East and Africa through its subsidiary, Vivendi Telecom International.

FOR CEGETEL, 2000 was another year of strong growth in the French telecommunications market. Revenues rose 31.5 percent to reach 5.1 billion euros at the end of December 2000, and EBITDA increased 2.5 times over the 12-month period.

In 2000, the French telecommunications market recorded strong inroads in mobile telephony, with a penetration rate of 49 percent, compared with 34 percent at the end of 1999, and a sharp increase in data transmission and Internet access traffic.

With 15 percent of the French telecommunications market, CEGETEL had more than 12 million customers at the end of 2000, up more than 30 percent in one year. With more than 10 million subscribers, SFR has 35 percent of the French mobile telephone market. Cegetel's fixed telephone service ("Le 7") had over 2.4 million lines in operation, compared with 1.5 million at the end of 1999.

SFR

- SFR is the No. 1 one private mobile operator in France, with more than 10 million customers and strong market share on customer base (34 percent). SFR EBITDA margins jumped from 20 percent in 1999 to 32 percent in 2000 and look promising for 2001.
- The "churn rate" for SFR decreased throughout 2000 to less than 2 percent per month by the end of 2000, compared with 2.5 percent in 1999. It was the lowest rate in four years.
- SFR continued investing in its mobile network in 2000 and completed the deployment of its GENERAL PACKET RADIO SERVICES (GPRS) network. As of December 15, 2000, SFR was the only French operator to have a totally GPRS-enabled network.
- In June 2000, SFR launched its first WIRELESS APPLICATION PROTOCOL (WAP) mobile phones, providing access to data services and to the multi-access Vizzavi portal.


FIXED ACTIVITIES (Cegetel) have had strong commercial development and achieved financial goals. In fixed activities, Cegetel is by far the No.1 private operator, with 2.4 million customer lines, 11,000 data sites and 35,000 voice sites on the corporate market.

-      FIXED ACTIVITIES: Target EBITDA profitable in 2001.

- TELECOM DEVELOPPEMENT, Europe's premier private national network jointly owned by Cegetel and the French national railroad - SNCF, carried two billion minutes of traffic a month at the end of 2000. It is the leading carrier of all the alternative networks in European countries. Telecom Developpement benefited from the growth in Internet traffic, which represented almost half of its total traffic at the end of 2000.

- THE HIGH-SPEED INTERNET TESTS that Cegetel conducted in 2000 in Monaco and Paris were very successful. The technology tested, Asymmetric Digital Subscriber Line (ADSL), employs existing telephone lines and transmits data up to 20 times faster than a conventional modem. Cegetel is targeting spring 2001 for its launch of commercial service in France.


VIVENDI TELECOM INTERNATIONAL, a wholly owned subsidiary of Vivendi Universal, develops the Company's telecommunications activities outside France. By the end of 2000, Vivendi Telecom International was operating in Spain, Monaco, Poland, Hungary, Kosovo, Egypt and Kenya. The company had close to five million customers, including nearly four million mobile-service customers. By the end of 2000, VIVENDI TELECOM INTERNATIONAL'S REVENUES reached 169 million euros at the end of 2000. Key highlights include:

- In December 2000, when MAROC TELECOM, Morocco's national telecommunication operator, was partially privatized, Vivendi Universal acquired a 35 percent stake for 2.3 billion euros. Maroc Telecom, which serves the entire country, operated more than 1.4 million fixed lines and had over two million subscribers to its mobile telephone service by the end of 2000.

- SPAIN: In March 2000, the Xfera consortium was awarded the new, third-generation Universal Mobile Telecommunications System (UMTS) license in Spain.

- VIVENDI TELECOM HUNGARY: The company is now the country's number-two operator in fixed telephony, with 500,000 customers. Vivendi Telecom International has also developed a line of telecommunications services for businesses. These services are offered throughout Hungary and are used by more than 12,000 companies.

- POLAND: PTC, which is owned by Vivendi Telecom International in partnership with Elektrim Telekomunikacja and Deutsche Telekom, is now the leading mobile telephone operator in Poland. The operator has 2.8 million customers.

INTERNET
--------

VivendiNet brings together Vivendi Universal's Internet ventures alongside Internet-related technological, investment and business development activities. VivendiNet's focus is on selective investments and strong internal growth of its subsidiaries as well as the development of applications that are not dependent on advertising as a revenue stream. Key business unit highlights include:

- VIZZAVI: Launched in June 2000, Vizzavi is the multi-access European portal created in a joint venture with the global leader in mobile telephony, Vodafone. The portal will be the default home page for more than 90 million mobile telephone and interactive subscribers, offering them Vivendi Universal content in music, film and publishing. Vizzavi is already accessible via computers and wireless application protocol (WAP) on mobile phones.

       Already available in the Netherlands and the U.K. as a PC/mobile portal, Vizzavi will roll into Germany, Italy, Spain, Greece and Portugal before year-end 2001 and will be well placed to take advantage of growth expected in wireless services in 2002. Vizzavi has more than 530,000 registered customers (in the U.K. and Netherlands) and claims around 4,000 new registrations per day in U.K. and Netherlands, countries where PC platform are available today. Vizzavi's objective is to have more than 2 million customers by second quarter 2001. Vizzavi's projected investment is 1.6 billion euros by the year end 2002, with a monthly EBITDA break-even by the end of 2003.

- VivendiNet's other initiatives include: i-(france), a multiservice portal that services six countries, Viventures and Viventures 2, venture capital funds financing companies in the telecommunications, information systems and Internet companies and Allocine, which offers information on film listings in France and allows users to purchase tickets directly.


ENVIRONMENT
-----------

Vivendi Universal's Environment unit - Vivendi Environnement - is a 63-percent-effectively-owned subsidiary of Vivendi Universal. Vivendi Environnement is a worldwide leader in environmental services, with operations around the globe. A leader in four business sectors - water, waste management, energy and transport - Vivendi Environnement believes it is the only player in the environmental services market with a truly integrated, multi-service offer. In July 2000, Vivendi Environnement was offered for investment in an IPO and listed on the Paris Bourse.



VIVENDI UNIVERSAL - COMPANY DESCRIPTION

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The PUBLISHING business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services and business and general information. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT, a 63-percent effectively-owned subsidiary of Vivendi Universal, operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

The Company's corporate website is located at http://www.vivendiuniversal.com. The Company's financial website is located at http://finance.vivendiuniversal.com.

IMPORTANT NOTICE REGARDING FINANCIAL REPORTING

THE FINANCIAL INFORMATION PRESENTED HAS BEEN PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN FRANCE (FRENCH GAAP). THE ACTUAL 2000 RESULTS INCLUDE SEAGRAM'S OPERATIONS FOR THE TWENTY-THREE DAY PERIOD SINCE THE COMPLETION OF THE MERGER ON DECEMBER 8, 2000. THE RESULTS OF SEAGRAM'S SPIRITS AND WINE OPERATIONS ARE INCLUDED ON A SINGLE LINE AS A COMPONENT OF EXCEPTIONAL ITEMS. AS OF JANUARY 1, 2000, VIVENDI UNIVERSAL ADOPTED NEW FRENCH GAAP ACCOUNTING PRINCIPLES WITH RESPECT TO FOREIGN CURRENCY TRANSLATION AND RECOGNITION OF SUBSCRIBER ACQUISITION COSTS. TO ENHANCE COMPARABILITY, RESTATED 1999 FINANCIAL INFORMATION HAS BEEN PRESENTED WHICH GIVE EFFECT TO THESE CHANGES. TO FURTHER ENHANCE COMPARABILITY, REVENUES, EBITDA AND OPERATING INCOME BY BUSINESS SEGMENT HAS ALSO BEEN PRESENTED ON A PRO FORMA BASIS WHICH ILLUSTRATES THE EFFECT OF THE MERGER BETWEEN VIVENDI, SEAGRAM AND CANAL+ (EXCLUDING THE RESULTS OF THE ACQUIRED SEAGRAM SPIRITS AND WINE OPERATIONS WHICH IS ACCOUNTED FOR AS AN EXCEPTIONAL ITEM), THE CONSOLIDATION OF CANAL+ ON A TWELVE MONTH BASIS AND THE DIVESTITURES OF VINCI AND THE INVESTMENT IN BSKYB, AS IF THE TRANSACTIONS HAD OCCURRED AT THE BEGINNING OF 1999. VIVENDI UNIVERSAL EBITDA IS DEFINED AS OPERATING INCOME ON A FRENCH GAAP BASIS BEFORE AMORTIZATION AND DEPRECIATION, EXPENSES OF REPLACEMENT AND REPAIR OF INSTALLATION AND EQUIPMENT OWNED BY LOCAL AUTHORITIES. VIVENDI UNIVERSAL EBITDA MAY NOT BE STRICTLY COMPARABLE TO SIMILARLY TITLED MEASURES WIDELY USED IN THE UNITED STATES OR REPORTED BY OTHER COMPANIES. WE BELIEVE THAT PRO FORMA RESULTS REPRESENT MEANINGFUL COMPARATIVE INFORMATION FOR ASSESSING EARNINGS TRENDS BECAUSE THE PRO FORMA RESULTS INCLUDE COMPARABLE OPERATIONS IN EACH YEAR PRESENTED. THE PRO FORMA RESULTS ARE NOT NECESSARILY INDICATIVE OF THE COMBINED RESULTS THAT WOULD HAVE OCCURRED HAD THE EVENTS ACTUALLY OCCURRED AT THE BEGINNING OF 1999.)


IMPORTANT DISCLAIMER

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT RECENTLY ACQUIRED OPERATIONS WILL NOT BE INTEGRATED SUCCESSFULLY; THAT THE SYNERGIES EXPECTED TO BE CREATED AS A RESULT OF RECENT ACQUISITIONS WILL NOT MATERIALIZE; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; THAT VIVENDI UNIVERSAL WILL FACE INCREASED COMPETITION AND THAT THE EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES OF SUCH COMPETITION WILL LIMIT OR REDUCE VIVENDI UNIVERSAL'S REVENUE AND/OR INCOME; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS; AND THAT VIVENDI UNIVERSAL WILL BE UNABLE TO OBTAIN OR RETAIN, UPON ACCEPTABLE TERMS, THE LICENSES AND PERMITS NECESSARY TO OPERATE AND EXPAND ITS BUSINESSES; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THOSE DOCUMENTS AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THOSE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM VIVENDI UNIVERSAL.



EDITOR'S NOTE:  Tables for the Company's 2000 financial results follow.



CONTACTS

Media Relations:                      INVESTOR RELATIONS:
PARIS                                 PARIS
Catherine Gros                        Ariane de-Lamaze
011-33-1-71-71-1711                   011-33-1-71-71-1084
Alain Delrieu                         NEW YORK
011-33-1-71-71-1341                   Eileen McLaughlin
Antoine Lefort                        212.572.8961
011-33-1-71-71-1180
NEW YORK
Anita Larsen
212.572.1118
Mia Carbonell
212.572.7556

TABLE 1 - FRENCH GAAP ACTUAL RESULTS (INCLUDING RECONCILIATION TO U.S. GAAP
          NET INCOME)


                               VIVENDI UNIVERSAL
             (Amounts in millions of euros, except per share data)
                                  (Unaudited)


                                                          Actual
                                                   Twelve Months Ended
                                                       December 31,
                                        ----------------------------------------
                                           2000          1999(1)         1999
                                           ----          ----            ----
REVENUES                                41,797.6        40,854.5       41,622.5

EBITDA                                   5,980.9         4,300.6        5,235.0
  Depreciation and amortization         (3,131.3)       (2,186.3)      (2,678.3)
  Expenses of replacement and
    repair of installation                (278.2)         (278.8)        (276.2)
                                        --------        --------       --------
OPERATING INCOME                         2,571.4         1,835.5        2,280.5
Financial (expense)/income                (541.2)           75.9          (57.2)
Financial provisions                       (91.7)         (163.0)        (162.9)
Exceptional items                        2,755.2          (922.7)        (914.3)
Depreciation, amortization and
  provisions on exceptional items          191.6            76.9           76.5
Goodwill amortization                     (634.2)         (606.4)        (612.0)
                                        --------        --------       --------
INCOME BEFORE INCOME TAXES, EQUITY
INTEREST AND MINORITY INTEREST           4,251.1           296.2          610.6
Income taxes and deferred tax           (1,020.9)          946.1          793.2
Equity in net income of affiliates        (306.3)           32.9           32.9
Minority interest                         (624.9)          159.4           (5.3)
                                        --------        --------       --------

NET INCOME - FRENCH GAAP                 2,299.0         1,434.6        1,431.4
                                        ========        ========      =========


Adjustments to conform to U.S. GAAP:
Items of a recurring nature -
  Intangible                              (100)                          (85)
  Employee benefit plans                  (120)                          (95)
  Other                                     15                            11
                                        --------                      ---------
  Recurring pre-goodwill                  (205)                         (169)
  Goodwill - recurring                    (260)                         (235)
Items of a non-recurring or
  periodic nature -
  Financial instruments                     97                          (208)
  Impairment/real estate                   (23)                          521
  Other                                      -                        (1,094)
                                        --------                      ---------

NET INCOME - U.S. GAAP                   1,908                           246
                                        ========                      =========


EARNINGS PER SHARE - BASIC
  French GAAP                                3.6                            2.7
  U.S. GAAP                                  3.2                           0.48


WEIGHTED AVERAGE SHARES
OUTSTANDING - BASIC (millions)
  French GAAP                              633.8                          529.6
  U.S. GAAP                                589.8                          511.3

TABLE 2 - FRENCH GAAP BUSINESS SEGMENT DATA


                               VIVENDI UNIVERSAL
                         (Amounts in millions of euros)
                                  (Unaudited)


                                                          Actual                                  Pro Forma
                                                   Twelve Months Ended                      Twelve Months Ended
                                                       December 31,                             December 31,
                                        ----------------------------------------        -----------------------------
                                           2000          1999(1)         1999                 2000          1999
                                           ----          ----            ----                 ----          ----

REVENUES
  Music                                     494.6               -              -            6,611.0         5,705.0
  Publishing                              3,539.8         3,278.4         3,316.9           3,599.8         3,352.4
  TV & Film                               4,248.3         1,150.6         1,151.8           8,795.5         7,345.2
  Telecoms                                5,270.1         3,912.5         4,102.2           5,270.1         3,912.5
  Internet                                   47.8             2.1             2.0              47.8             2.1
                                         --------        --------        --------          --------        --------
    Media & communications               13,600.6         8,343.6         8,572.9          24,324.2        20,317.2
    Environment                          26,512.0        20,959.4        22,428.2          26,512.0        20,959.4
    Non-core businesses                   1,685.0        11,551.5        10,621.4           1,621.4         2,723.9
                                         --------        --------        --------          --------        --------
TOTAL VIVENDI UNIVERSAL                  41,797.6        40,854.5        41,622.5          52,521.2        44,000.5
                                         ========        ========        ========          ========        ========


EBITDA
  Music                                      94.2               -               -           1,157.0           840.0
  Publishing                                493.4           410.7           417.0             531.0           442.7
  TV & Film                                 526.0            84.8            86.0             770.9           325.7
  Telecoms                                1,303.3           493.7         1,372.0           1,303.3           493.7
  Internet                                 (183.7)          (34.3)          (51.0)           (183.7)          (34.3)
  Holding and Corporate                    (137.0)          (75.9)          (75.5)           (250.0)         (174.4)
                                         --------        --------        --------          --------        --------
    Media & communications                2,096.2           879.0         1,748.5           3,328.5         1,893.4
    Environment                           3,544.3         2,723.6         2,781.0           3,544.3         2,723.6
    Non-core businesses                     304.4           698.0           705.5             340.4           245.5
                                         --------        --------        --------          --------        --------
TOTAL VIVENDI UNIVERSAL                   5,980.9         4,300.6         5,235.0           7,213.2         4,862.5
                                         ========        ========        ========          ========        ========


OPERATING INCOME (LOSS)
  Music                                      85.5               -               -             726.0           513.0
  Publishing                                344.7           352.1           354.5             382.3           384.1
  TV & Film                                (110.6)         (103.2)         (102.7)            (90.6)         (307.0)
  Telecoms                                  486.1           (60.4)          350.6             486.1           (60.4)
  Internet                                 (193.6)          (35.1)          (50.8)           (193.6)          (35.1)
  Holding and Corporate                    (194.6)         (151.6)         (151.1)           (320.6)         (259.5)
                                         --------        --------        --------          --------        --------
    Media & communications                  417.5             1.8           400.5             989.6           235.1
    Environment                           1,896.5         1,482.4         1,654.2           1,896.5         1,482.4
    Non-core businesses                     257.4           351.3           225.8             257.3           151.6
                                         --------        --------        --------          --------        --------
TOTAL VIVENDI UNIVERSAL                   2,571.4         1,835.5         2,280.5           3,143.4         1,869.1
                                         ========        ========        ========          ========        ========



(1)  BASIS OF PRESENTATION

   The financial information presented has been prepared in accordance with accounting principles generally accepted in France (French GAAP).

   The actual 2000 results include Seagram's operations for the twenty-three day period since the completion of the merger on December 8, 2000. The results of Seagram's spirits and wine operations are included on a single line as a component of exceptional items.

   To further enhance comparability, revenues, EBITDA and operating income by business segment has also been presented on a pro forma basis which illustrates the effect of the merger between Vivendi, Seagram and Canal+ (excluding the results of the acquired Seagram spirits and wine operations which is accounted for as an exceptional item), the consolidation of Canal+ on a twelve month basis and the divestitures of Vinci and the investment in BSkyB, as if the transactions had occurred at the beginning of 1999. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 1999.

   As of January 1, 2000, Vivendi Universal adopted new French GAAP accounting principles with respect to foreign currency translation and recognition of subscriber acquisition costs. To enhance comparability, restated 1999 financial information has been presented which give effect to these changes.